Mr. David R. Humphrey
Branch Chief
United States
Securities and Exchange Commission
Washington
D.C
20549

January 21, 2010
Via Fax & U.S Mail

Re:	Forum National Investment Ltd.
Form 20-F for the year ended September 30, 2007
Form 20-F for the year ended September 30, 2008
File No. 000-29862

Dear Mr. Humphrey & Amy Geddes:

We confirm receipt of your letter dated January 6, 2010, which provided your comments on our Form 20-F filed for the period ended September 30, 2007 and our Form 20-F filed for the period ended September 30, 2008. We have responded using the same reference numbers and heading references as in your letter to reply as follows:

General

1.

We note your response to our previous comments 1 and 2. Please file your 2007 Form 20-F amendment upon receipt of this letter. With respect to your 2008 Form 20-F amendment, please consider the following comments and file such amendment as soon as possible. Please file your 2008 Form 20-F amendment when you file your response to this letter, as opposed to including a draft amendment as an addendum to your response.

2007 Form 20-F and 2008 Form 20-F updated to letter dated January 06, 2010.

Draft 2008 Form 20-F included with your response letter, dated December 9, 2009

Item III Key Information

A.	Selected Financial data

Table of Selected Consolidated Financial Data, page 2

2.	Revise disclosure of Deferred Revenue and ensure consistency between 2008 and 2007 presentations.

Disclosure revised and 2007 Form - 20-F and 2008 Form 20-F updated accordingly.

Item V, Operating and financial review and Prospects

A, Operating Results

Draft 2008 Form 20-F included with your response letter, dated November 13, 2009

Selected Annual Information, page 21

3.	Revise disclosure of compensation expense.

Stock based compensation included in expenses and disclosure revised.

Capital Resources, page 24

4.	Revise disclose of operating cash flow generated in operations.

2007 Form 20-F and 2008 Form 20-F disclosure revised.

Item VIII Financial Information

Consolidated Statements of Operations, page 63

5.	Display a sub-total for Operating Income (Loss) above your items of other income expense.

Disclosure:

Inserted

Consolidated Statement of Cash Flows, page 64

6.	Please delete the sub-total above the caption “changes in non-cash operating working capital”.

2007 Form 20-F and 2008 Form 20-F disclosure revised

7.	Revise for consistency cash flow from investing activities.

Life settlement non-cash increase reclassified and Funds utilized in Investment section updated accordingly

8.

Please provide us with a reconciliation of the amount shown in your financial statements with respect to your investments in life settlements and the income and cash flows relating thereto. This reconciliation should include purchases and sales, if any, realized gains, any amounts receivable, and ending balances.

Comments:
Calculation of carrying value

Opening balance, October 1, 2007	$0
Life settlement purchases -	$1,788,567
Less: purchase price of matured policy	$(240,497)
Net purchases of Life Settlements	$1,548,070

Plus: Fair value adjustment on Life Settlements	$1,963,569
Ending Balance, September 30, 2008	$3,511,639

Calculation of net gains on Life Settlements

Life settlement policy maturity	$5,163,432
Less: purchase price of matured policy	$(240,497)
Gain on maturity of policy	$4,922,935

Plus: Fair value adjustment on Life Settlements	$1,963,569
Less: Cost of insurance premiums	$1,186,394
Net gain on Life Settlements	$5,700,110

Calculation of Life Settlement receivable

Life settlement policy maturity	$5,163,432
Plus: Foreign exchange gain, September 30, 2008	$208,174
Life Settlement receivable, September 30, 2008	$5,371,606

Note 2 – Significant Accounting Policies

(b) Revenue recognition, page 67

9.	Revise revenue recognition policy and discloser at the end of Note 2(b)(i).

Revised disclosure and changed to note 2(b)

10.	Revise Note 2(b) to move sub-section 2(b)(ii) to a section other than revenue recognition.

Revised and changed to 2(c) – updated subsequent sequential numbering

(i) Earnings per Share, page 69

11.	Clarify your calculation and disclosure of earnings (loss) per share.

Explanatory Notes:

The Series “B” preferred convertible shares are included in the calculation of basic earnings per share. Management believes the Series “B” preferred shares are not “contingently issuable shares” and considers conversion at the option of the Series “B” holder does not constitute a barrier to conversion.

12.	State the Specific reasons why Series A and Series B shares are included or excluded

Accounting policy note 2(j) was amended to expand this disclosure.

Note 5 – Investment In Life Settlements, page 82

13.	Resolve the discrepancy and ensure consistency in the face value of remaining policies.

Amended note 5 to be consistent with rest of 20-F

The Company acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing. And,

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

Mr. Martin Tutschek
Chief Financial Officer
Forum National Investments Ltd.
Suite 200
550 Denman Street
Vancouver, B.C. Canada V7E 2 GI